Exhibit 99.2

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

TONGON AIMS TO BUILD ON BENEFITS OF CAPITAL PROJECTS

Abidjan, Côte d’Ivoire, 21 January 2016 – The Tongon gold mine is focused on sustaining the increased throughput trend achieved in 2015 as the full benefits of its performance improvement programme start flowing through, Randgold Resources chief executive Mark Bristow said today.

Speaking to a local media briefing here, Bristow said after a challenging year the mine’s expansion and upgrade projects had now been completed, aside from the fourth stage crusher which was scheduled for commissioning during the first quarter of this year.

“Tongon is maintaining a strong emphasis on throughput and efficiencies to ensure that it remains profitable in a low gold price scenario and as it moves into a full tax-paying position now that its tax holiday has ended. It has already paid back its investment capital, has a relatively modest sustaining capital requirement and a robust cost profile going forward,” he said.

Bristow said in spite of the challenging market faced by the gold mining industry, Randgold was continuing to invest in exploration, particularly in Côte d’Ivoire. At Tongon, ongoing exploration was successfully replacing reserves depleted by mining, extending the mine’s life as well as enhancing its operational flexibility. The company’s greenfields teams were also exploring elsewhere on the Nielle permit, which hosts Tongon, as well as further afield, with the Mankono and Boundiali permits in particular returning encouraging results. Its aim was to increase its already substantial groundholding in Côte d’Ivoire’s most prospective regions and it was negotiating the awarding of additional permits with the government.

He also said Tongon continued its work on infrastructure and economic development initiatives for the local community. Among these were agribusiness projects, in joint venture partnership with the government, on which a feasibility study will be completed in the first quarter of this year.

He commended the successful outcome of the country’s recent elections and said Randgold was looking forward to working with the new government in the same spirit of constructive partnership that had characterised the relationship over the course of the company’s long engagement with Côte d’Ivoire.

ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +223 66 75 01 22	Group Regional Manager West Africa Mahamadou Samaké +223 66 75 61 36 +223 20 20 16 94	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.